June 13, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Asia Training Institute US, Inc.

Form S-1/A

Filed May 26, 2016

File No. 333-210847

To the men and women of the SEC:

On behalf of Asia Training Institute US, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 9, 2016 addressed to Mr. Chun-Han Lin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on May 26, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Management’s Discussion and Analysis, page 14

1. We note your response to comment 2. Please describe the costs related to your plan of operation and how you plan to fund your operations. See Item 303(a)(1) of Regulation S-K.

Company Response:

We have amended our statements under Management’s Discussion and Analysis to include the costs we anticipate for each step and how we plan to cover these costs.

Selling Shareholders, page 18

2. We note your response to comment 4. However, it appears that you are a shell company because you have no assets, no revenues, and no or nominal operations. See the definition of shell company in Rule 405 of Regulation C. It is unclear why you believe that the execution of a licensing agreement with a related party controlled by your Chief Executive Officer means that you have more than nominal operations. You also state that your “ability to continue as a going concern is dependent upon [your] ability to commence a commercially viable operation.” In addition, your selling shareholders are selling over 100% of the shares held by non-affiliates. Given that you are a shell company and that your affiliates acquired the resale shares in November 2015 and January 2016, it appears that the shares being offered by affiliates may be an indirect primary offering. Please disclose that the selling shareholders are underwriters or advise. For guidance, see Compliance and Disclosure Interpretation (Securities Act Rules) Section 612.09.

Company Response:

We have disclosed that the selling shareholders are deemed to be underwriters on page 1, 18, and 19. Additionally, we have added disclosure on page 1, 2, and 10 regarding our status as a shell Company.

Certain Relationships and Related Transactions, page 26

3. We note your response to comment 6. Please disclose why you believe that you have no promoters, including founders and organizers of the company, as defined in Rule 405 of Regulation C. We note that the company was formed on November 10, 2015.

Company Response:

We have amended page 26 to state that all of our officers and directors are deemed to be promoters of the Company. We have also removed the previous statement on page 26 that was contrary to the previous statement.

Recent Sales of Unregistered Securities, page 28

4. We note your response to comment 8. Please provide the information required by Item 701(d) of Regulation S-K, by indicating the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Company Response:

We have added the following to page 28:

The shares that were issued to all of the aforementioned individuals were issued for services rendered to the Company regarding the development of the Company’s business plan. The shares issued were also all restricted. The shares were issued pursuant to Regulation S.

Shares issued pursuant to Regulation S are not subject to the registration requirement under section 5 of the 1933 Act.

To date (as of the date of this Registration Statement, June 13, 2016) all stock issuances have been no non-US Citizens outside of the United States and have been made directly by the Issuer to these individuals. The shares were issued as a form of compensation. No monies were received by Company.

Exhibit 5.1 – Legal Opinion

5. We note your response to comment 9; however, you have filed the same legal opinion dated April 19, 2016. Please revise as previously requested.

Company Response:

We have included the amended opinion letter herein via this amendment.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 13, 2016

/s/ Chun-Han Lin

Chun-Han Lin

Chief Executive Officer